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SEC 1815 (02/2001)
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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the month of February, 2003

                            Breakwater Resources Ltd.
                 (Translation of registrant's name into English)

         95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                  Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BREAKWATER RESOURCES LTD.
                                               (Registrant)

                                     By:  /s/Rene R. Galipeau
                                        ----------------------------------
                                             Rene R. Galipeau
                                             Executive Vice President &
                                             Chief Financial Officer

Date: February 14, 2003

                               INDEX TO EXHIBITS

     The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number
------

1.   Press Release dated February 12, 2003.


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EXHIBIT 1


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LOGO
------------------------------------------------------------------------------
BREAKWATER RESOURCES LTD.
95 Wellington Street West, Suite 2000
Toronto, Ont., M5J 2N7
                                                       Tel: (416) 363-4798
                                                       Fax: (416) 363-1315
-------------------------------------------------------------------------------
MEDIA RELEASE

                 BREAKWATER ANNOUNCES LANGLOIS DRILLING RESULTS

February 12, 2003... (BWR - TSX)

Breakwater Resources Ltd. is pleased to announce preliminary in-fill drilling results from the diamond drill program currently underway at its Langlois Mine, located in northwestern Quebec. The objective of this drill program is to further delineate and upgrade resources to reserves in Zone 97, both above 6 level and below 13 level.

The Langlois Mine was placed on care-and-maintenance in 2001 pending the resolution of an ore pass problem and an improvement in the price of zinc. While temporarily closed, a feasibility study, including a technical resolution for the ore pass, was conducted following an extensive drilling program in 2001.

During the fourth quarter of 2002, a drill program totaling 7,935 metres at an estimated $650,000 was initiated. Phase I of the two-phase diamond-drill program will cost $450,000, of which $225,000 is being provided by the Quebec Ministry Natural Resources (MRN). To the end of January 2003, nine holes totaling 2,892 metres had been drilled as detailed in the following table.


Drill Hole      Azimuth  Dip    From (m) To (m)    True Width (m)    Zinc (%)    Copper (%)    Silver (g/t)

Above 6 Level
-------------

9-559A           360o   +63o    221.0    227.9         3.0            33.3         3.1         176.9
9-561            333o   +69o    203.6    217.5         6.4            2.0           -           14.8
9-562            330o   +63o    202.0    213.0         4.4            2.6           -           36.0

Below 13 Level
--------------

9-563            343o  - 62o    264.4    271.1         3.0            6.9          0.2          25.9
9-564            355o  - 60o    298.4    307.6         4.4           14.7          0.2          40.3
9-565            342o  - 61o    261.4    268.3         3.2           15.0          1.4          86.7
9-566            344o  - 64o    305.9    313.2         3.0           18.2          0.2          39.6
9-567            357o  - 72o    480.0    489.7         3.0            8.6          1.1          90.4
9-567A           005o  - 65o    408.8    415.7         3.0           12.5          1.0          53.5


A longitudinal illustration outlining the location of the drill results presented can be viewed from the press release posted on the company`s website at www.breakwater.ca or at http://files.newswire.ca/275/breakwatermap.pdf.

Of particular interest is Hole 9-567 that returned grades of 8.6% zinc, 1.1% copper and 90.4 g/t silver over 3.0 metres. This hole was drilled 130 metres below the deepest underground holes drilled on Zone 97 to date. A surface hole in this area, drilled in 1990, returned grades of 7.9% zinc over 1.7 metres. As well, hole 9-567A, drilled 70 metres above hole 9-567, returned grades of 12.5% zinc, 1.0% copper and 53.5 g/t silver over 3.0 metres. This indicates the potential for mineralization below the known reserves and resources and the Company expects that this will increase the mineral resources of Zone 97.

A feasibility  study to reopen the Langlois Mine was completed by SRK Consulting
(SRK) in August 2001 indicating a net pre-tax cash flow of $60.9 million based on a zinc price of US$0.50/lb, a copper price of US$0.80/lb and a silver price of US$5.00/oz. The internal rate of return was 24.0% and the NPV at 8.0% was $26.4 million.

The project economics are sensitive to the price of zinc. A 10% change in the zinc price produces a change of $28.5 million in net pre-tax cash flow. A decision to reopen the Langlois Mine awaits improvement in the price of zinc and the necessary financing. The SRK feasibility study can be accessed at www.sedar.com by advancing to Breakwater's public documents or by accessing
-------------
Breakwater's press release dated September 13, 2001.

Once the present drill program is complete, SRK will update the feasibility study to include any new mineral reserves. The study is expected to be completed during the second quarter of 2003.

All Langlois drill core is BQ diameter and is logged at the Langlois Mine under the supervision of Denis Vaillancourt (registered with the Ordre des Geologue du Quebec No 410), a senior project geologist of Breakwater Resources Ltd. Mr. Vaillancourt is also a qualified person consistent with the standards outlined in National Instrument 43-101.

Breakwater has an extensive QA/QC program in effect consisting of sample blanks, standards and duplicates. The drill core is sawed in half with one half sent to Techni-Lab S.G.B. Abitibi Inc. of St-Germaine de Boule, Quebec, a commercial laboratory and the other half retained for future reference. The core samples are dried in an oven and then crushed to minus 1/8 inch. From this, a 200 to 300 gram portion is pulverized to 80% passing 200 mesh and homogenized. The analysis is carried out by adding nitric and hydrochloric acid to the pulverized pulp and then determining the concentration of the solution by Atomic Absorption Spectroscopy.


This press release contains certain forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risk and uncertainties are disclosed under the heading "Risk Factors" in the Corporation's Annual Report on Form 20-F filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

Breakwater Resources Ltd. is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal and precious metal deposits in the Americas and North Africa. Breakwater has four producing zinc mines: the Bouchard-Hebert mine in Quebec, Canada; the Bougrine mine in


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Tunisia; the El Mochito mine in Honduras; and the El Toqui mine in Chile.


For further information please contact:

Colin K. Benner           Rene Galipeau                   Torben Jensen
President and             Executive Vice-President        Manager of Engineering and
Chief Executive Officer   and Chief Financial Officer     North American Exploration
(416) 363-4798 Ext. 264   (416) 363-4798 Ext. 260         (416) 363-4798 Ext. 232

Email: investorinfo@breakwater.ca     Website: www.breakwater.ca

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